Financial Investors Variable Insurance Trust

1290 Broadway, Suite 1100

Denver, CO 80203

January 27, 2011

Via EDGAR

Mr. Patrick F. Scott

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Variable Insurance Trust (the “Registrant”)
Form N-14 – Pre-Effective Amendment No. 1
File Nos. 333-171281, 811-21987

Dear Mr. Scott:

On behalf of the Registrant, attached hereto is Pre-Effective Amendment No. 1 (“PEA 1”) to the Registrant’s registration statement on Form N-14 filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended.

PEA 1 is being filed to update and complete the Registrant’s disclosures in the Form N-14 (“Form N-14”) filed on December 20, 2010. PEA 1 reflects changes made in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) via telephone on January 13, 2011, to the undersigned and Kevin T. Teng of Davis Graham & Stubbs LLP, and includes certain other information not previously included in the Form N-14.

PEA 1 includes a prospectus/proxy statement (the “Prospectus/Proxy Statement”) and statement of additional information.

Set forth in the numbered paragraphs below are the Staff’s comments provided on January 13, 2011, to the Form N-14, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in Form N-14.

Mr. Patrick F. Scott

January 27, 2011

1.	QUESTIONS & ANSWERS:

Staff Comment: Please provide the Commission with an explanation of the sentence which states, “Any anticipated change in the expense waivers and reimbursements applicable to the Ibbotson Portfolios is in no way related to the proposed Reorganizations.” To the extent Registrant believes it may be helpful, please revise the sentence for clarity in accordance with the Commission’s plain English rules.

Registrant’s Response: Comment complied with. The sentence has been revised in accordance with the comment, and now states that “[a]ny decision to change the expense limitation level for each Ibbotson Portfolio beginning May 1, 2011, is independent from the decision to enter into the proposed Reorganizations.” The reference is intended to clarify to shareholders that the anticipated increase in the net expense ratios for the Ibbotson Portfolios to 0.78% was contemplated independently from these Reorganizations, and that the Reorganizations are not the reason for the proposed increase.

2.	SYNOPSIS:

a.      Staff Comment: Please confirm the Commission’s understanding that the consummation of each Reorganization is contingent upon ALPS Advisors, Inc. entering into an expense limitation agreement with Financial Investors Variable Insurance Trust pursuant to which the net expense ratio of each Ibbotson Portfolio will be limited to 0.78% through April 30, 2013 (not including acquired fund fees and expenses), as described in the footnotes to each Annual Fund Operating Expenses table in the Comparison of Fees and Expenses section.

Registrant’s Response: The Commission’s understanding is hereby confirmed. The consummation of each Reorganization is contingent upon ALPS Advisors, Inc. entering into an expense limitation agreement with Financial Investors Variable Insurance Trust pursuant to which the net expense ratio of each Ibbotson Portfolio will be limited to 0.78% through April 30, 2013 (not including acquired fund fees and expenses).

b.      Staff Comment: Please revise each entry for “Expense Waivers or Reimbursements” for the Ibbotson Portfolios in the Annual Fund Operating Expenses tables, including on a pro forma basis, to reflect an expense limitation of 0.78% (not including acquired fund fees and expenses), rather than 0.73%.

Registrant’s Response: Comment complied with. Please see the revised Annual Fund Operating Expense tables appearing in the Synopsis section of the Prospectus/Proxy Statement.

Mr. Patrick F. Scott

January 27, 2011

3.	INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:

Staff Comment: Prior to effectiveness, please include as an exhibit a consent issued by the independent registered public accounting firm for the Calvert Portfolios via pre-effective amendment.

Registrant’s Response: Comment complied with. Please see the consent issued by KPMG LLP, the independent registered public accounting firm for the Calvert VP Lifestyle Portfolios, included as Exhibit (14)(b) to Part C.

4.	REPOSITIONING COSTS:

Staff Comment: Unless the transaction costs to be borne by shareholders to reposition the funds in connection with the Reorganizations are expected to be insignificant, please provide an estimate of the costs. Note that the capitalization table, pro forma statement of assets and liabilities and pro forma schedule of investments should include the transaction costs as an adjustment, as well as a footnote to explain the adjustment.

Registrant’s Response: As the transaction costs to be borne by shareholders in connection with the repositioning of the funds are not expected to exceed one-half of one cent per share of each Ibbotson ETF Asset Allocation Portfolio’s net asset value, no changes were made in response to the comment.

5.	STATEMENT OF ADDITIONAL INFORMATION COVER PAGE:

Staff Comment: Please confirm the ticker symbols listed on the cover page of the Statement of Additional Information are accurate.

Registrant’s Response: Comment complied with. The ticker symbol for the Ibbotson Growth ETF Asset Allocation Portfolio has been corrected to read “GETFX.”

6.	NOTES TO THE PRO FORMA FINANCIAL STATEMENTS:

Staff Comment: In the Notes to the Pro Forma Financial Statements, please indicate which fund will be the surviving entity for accounting purposes in connection with each Reorganization.

Registrant’s Response: Comment complied with. Disclosure has been added to Item 2 of the Notes to the Pro Forma Financial Statements stating that “[f]or accounting purposes, the respective Ibbotson Portfolios are the surviving entities with respect to each reorganization.”

7.	TANDY:

Mr. Patrick F. Scott

January 27, 2011

Staff Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant’s Response: Comment complied with. Please see acknowledgments by the Registrant below.

* * *

In addition to the above changes, the Registrant has also, among other things, completed certain data points and made certain clerical changes to the Registration Statement.

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 917-0864.

Mr. Patrick F. Scott

January 27, 2011

Very truly yours,
/s/ DAVID T. BUHLER
David T. Buhler
Secretary, Financial Investors Variable Insurance Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP
Kevin T. Teng, Davis Graham & Stubbs LLP